Exhibit 99.1

Nets Sports and Entertainment, LLC and Subsidiaries

Consolidated Financial Statements

June 30, 2010

Nets Sports and Entertainment, LLC and Subsidiaries

Report of Independent Auditors

To the Members of

Nets Sports and Entertainment, LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, members’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Nets Sports and Entertainment, LLC and Subsidiaries at June 30, 2010 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

September 17, 2010

Nets Sports and Entertainment, LLC and Subsidiaries

Consolidated Balance Sheet

June 30,
2010
Assets
Current assets
Cash and cash equivalents	$12,220,193
Restricted cash and escrowed funds	211,914,490
Prepaid expenses and other current assets	3,647,524

Total current assets	227,782,207

Land and Arena under construction	331,272,685
Deferred costs, net	23,187,221
Property and equipment, net	2,943,886
Investment in Brooklyn Holdings	—
Other assets	76,234

357,480,026

Total assets	$585,262,233

Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	$15,994,379
Accounts payable—affiliates	5,656,762

Total current liabilities	21,651,141

Long-term liabilities
Financing lease obligation	136,889,226
Loan from affiliate	77,005,033
Member loans	39,767,635

Total long-term liabilities	253,661,894

Total liabilities	275,313,035

Commitments and contingencies	—

Redeemable noncontrolling interest	221,647,482

Members’ equity
Members’ equity	473,461,983
Accumulated deficit	(385,160,267)

Total members' equity	88,301,716

Total liabilities and equity	$585,262,233

The accompanying notes are an integral part of these consolidated financial statement.

Nets Sports and Entertainment, LLC and Subsidiaries

Consolidated Statement of Operations

Year Ended
June 30, 2010
Operating income
Ticket sales, net of admission taxes and league gate share	$12,932,674
Television broadcast revenues	24,206,127
Sponsorship and promotional revenues	7,430,173
Game day and other revenues	3,992,984

Total operating income	48,561,958

Operating expenses
Player and team staff salaries	44,487,337
Team costs	9,401,091
General and administrative	9,300,512
Marketing	6,370,229
Ticket sales and operations	3,848,400
Game presentation costs	2,397,331
Scouting and public relations	954,062
Depreciation	1,739,111
Amortization of intangible assets	3,200,026

Total operating expenses	81,698,099

Operating loss	(33,136,141)

Other income (expenses)
Interest expense	(13,398,726)
Equity in income of NBA-related entities	1,536,000
Equity in loss on investment in Brooklyn Basketball	(8,594,167)
Gain on partial disposition of investment in Brooklyn Basketball	55,111,901

Net income	1,518,867

Net loss attributable to redeemable noncontrolling interest	261,609

Net income attributable to Nets Sports and Entertainment, LLC	$1,780,476

The accompanying notes are an integral part of these consolidated financial statement.

Nets Sports and Entertainment, LLC and Subsidiaries

Consolidated Statement of Members’ Equity (Deficit)

	Preferred units				Accumulated
	Class B-1	Class B-2	Class A	Members’ Equity	(Deficit)	Total
Balance at June 30, 2009	$60,000,000	$38,594,984	$203,235,026	$—	$(386,940,743)	$(85,110,733)
Conversion of member units into a single member unit	(60,000,000)	(38,594,984)	(203,235,026)	301,830,010	—	—
Conversion of member loans and advances from affiliates to members' units	—	—	—	171,631,973	—	171,631,973
Net income	—	—	—	—	1,780,476	1,780,476

Balance at June 30, 2010	$—	$—	$—	$473,461,983	$(385,160,267)	$88,301,716

The accompanying notes are an integral part of these consolidated financial statement.

Nets Sports and Entertainment, LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended
June 30, 2010
Cash flows from operating activities
Net income	$1,518,867
Gain on partial disposition of investment in Brooklyn Basketball	(55,111,901)
Depreciation	1,739,111
Amortization of intangible assets	3,200,026
Amortization of deferred loan costs	490,914
Bad debt expense	276,652
Equity in income of NBA-related entities	(1,536,000)
Equity in loss on investment in Brooklyn Basketball	8,594,167
Cash distributions from NBA-related entities	2,510,406
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(792,335)
Accounts receivable	(3,720,718)
Other assets	(19,799)
Accounts payable and accrued expenses	10,440,752
Accounts payable—affiliates	1,505,683
Deferred revenue	3,329,665
Deferred compensation	(161,830)
Accrued interest on member loans	4,725,189

Net cash flows used in operating activities	(23,011,151)

Cash flows from investing activities
Land and Arena under construction	(144,671,367)
Increase in restricted cash and escrowed funds	(221,419,676)
Additions of property and equipment	(274,822)
Decrease in cash and cash equivalents from deconsolidation of Brooklyn Basketball	(3,989,220)
Proceeds from land sale	46,000,000

Net cash flows used in investing activities	(324,355,085)

Cash flows from financing activities
Contributions from redeemable noncontrolling interest	181,909,091
Proceeds from bridge loan	40,000,000
Payment of deferred costs	(23,069,855)
Advances from affiliates, net	22,048,081
Proceeds from loan from affiliate	75,842,086
Proceeds from member loans	62,200,000
Payments of land loans	(8,000,000)
Distributions received from deconsolidated entity—Brooklyn Basketball	989,676

Net cash flows provided by financing activities	351,919,079

Net increase in cash and cash equivalents	4,552,843
Cash and cash equivalents, beginning of the period	7,667,350

Cash and cash equivalents, end of the period	$12,220,193

Supplemental cash flow information and non-cash transactions:
Cash paid for interest, net of capitalized interest	$8,571,434

Accrued interest on PILOT Bonds related to Restricted cash and escrowed funds and capitalized into Land and Arena under construction	$9,505,186

Accrued interest on PILOT Bonds related to Financing lease obligation and capitalized into Land and Arena under construction	$5,889,226

Increase in Deferred costs included in Accounts payable—affiliates	$(1,000,000)

Increase in construction payables included in Accounts payable and accrued expenses and Accounts payable—affiliates	$(11,921,103)

Conversion of member loans and advances from affiliates to members’ units	$171,631,973

Conversion of bridge loan to redeemable noncontrolling interest	$40,000,000

The accompanying notes are an integral part of these consolidated financial statement.

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

1. Organization and Summary of Significant Accounting Policies

Organization

Nets Sports and Entertainment, LLC (“NS&E”), a Delaware limited liability company, was formed for the purpose of acquiring 100% membership interest in Brooklyn Arena, LLC (“Brooklyn Arena”), a Delaware limited liability company, and its wholly-owned subsidiaries, Brooklyn Arena Holding Company, LLC (“ArenaHoldCo”), a Delaware limited liability company, and Brooklyn Events Center, LLC (“Brooklyn Events”), a Delaware limited liability company, and 100% membership interest in Brooklyn Basketball, LLC, a Delaware limited liability company, and its wholly-owned subsidiary, New Jersey Basketball, LLC (collectively, “Brooklyn Basketball”), a New Jersey limited liability company. NS&E and its subsidiaries are referred to as the “Company”.

Brooklyn Events is overseeing the construction of, and has a long-term lease (the “Arena Lease”) in, the Barclays Center Arena, a sports and entertainment arena in Brooklyn, New York (the “Arena”). Brooklyn Basketball operates as a professional basketball team in New Jersey under the name of the New Jersey Nets (the “Nets”) and is a member of the National Basketball Association (“NBA”) through its execution of the NBA’s joint venture agreement. The Arena will be the future home of the Nets.

On May 12, 2010, NS&E contributed its credit facility, discussed in Note 6, and its 100% membership interest in Brooklyn Basketball to a new holding company called Brooklyn Basketball Holdings, LLC (“Brooklyn Holdings”), a Delaware limited liability company. Also on May 12, 2010, NS&E closed on the purchase agreement with entities controlled by Mikhail Prokhorov (the “MP Entities”). Pursuant to the terms of the purchase agreement, the MP Entities made certain funding commitments (“Funding Commitments”) and invested approximately $223,000,000, of which $40,000,000 was initially received in December 2009 in the form of a bridge loan, to acquire an 80% interest in Brooklyn Holdings, a 45% interest in Brooklyn Arena and the right to purchase up to 20% of the Atlantic Yards Development Company, LLC (“Atlantic Yards”), which will develop non-arena real estate. In accordance with the Funding Commitments, the MP Entities will fund the operating needs of Brooklyn Holdings up to $60,000,000 until the opening of the Arena, including reimbursement of a $15,000,000 advance from an NS&E member that was made to fund the operating needs of Brooklyn Basketball from March 1, 2010 to May 12, 2010. Once the $60,000,000 is expended, NS&E is required to fund 100% of the operating needs, as defined, until the Arena is complete and open. Thereafter, members’ capital contributions will be made in accordance with Brooklyn Holdings’ operating agreement.

Amendment of NS&E Operating Agreement

On May 12, 2010, Member loans and Advances from affiliates totaling $171,631,973 were converted into Members’ equity and one class of equity holders was created.

Prior to May 12, 2010, the capital structure of NS&E was comprised of four classes of membership units, each having different priorities in distribution and differing capital funding requirements. The senior preferred units were entitled to distributions payable quarterly at a rate equal to the lesser of six-month London InterBank Offered Rate (“LIBOR”) plus 200 basis points or 6.5%. The junior preferred units were entitled to distributions payable quarterly at a rate of 8% per annum subject to an increase of 15% if distributions are not paid for two consecutive quarters. Undeclared preferred distributions had liquidation priority over common units.

Basis of Presentation

In accordance with accounting guidance for consolidation of variable interest entities (“VIE”), NS&E performs an ongoing reassessment of determining whether its variable interests in its investments gives it a controlling financial interest. The guidance identifies the primary beneficiary (“PB”) of a VIE as the entity who has (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE.

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

1. Organization and Summary of Significant Accounting Policies (continued)

Prior to March 1, 2010, the consolidated financial statements included NS&E and its 100% membership interest in Brooklyn Arena and 100% membership interest in Brooklyn Basketball. On March 1, 2010 (the “Deconsolidation Date”), NS&E determined that it was no longer the PB of Brooklyn Basketball, deconsolidated the entity from its balance sheet, and began to account for its investment in Brooklyn Basketball in accordance with the equity method of accounting. Effective May 12, 2010, NS&E determined that it was not the PB of Brooklyn Holdings and accounts for its 20% noncontrolling interest in accordance with the equity method of accounting. NS&E is the PB of Brooklyn Arena and continues to consolidate the entity.

On May 12, 2010, NS&E recognized a gain equal to the carrying value of its investment in Brooklyn Basketball and the fair value of its 20% retained interest in Brooklyn Holdings. Net of transaction costs, the gain totaled $55,111,901 and is presented as Gain on partial disposition of investment in Brooklyn Basketball.

Deconsolidation of Brooklyn Basketball

The following table represents the significant balance sheet accounts immediately prior to Brooklyn Basketball’s deconsolidation:

February 28, 2010
Cash and cash equivalents	$3,989,220
Accounts receivable, net of allowance for doubtful accounts of $306,404	$15,570,796
Property and equipment, net of accumulated depreciation of $4,305,690	$1,103,948
Intangible assets, net of accumulated amortization of $198,903,694	$162,207,867
Investments in NBA-related entities	$7,005,594
Senior notes and credit facility	$147,539,000

Redeemable Noncontrolling Interest

The MP Entities have the right to put their Brooklyn Arena ownership interest to NS&E during a four-month period following the ten-year anniversary of the completion of the Arena for fair market value, as defined in the agreement. Due to the put option, the noncontrolling interest is redeemable and does not qualify as permanent equity. As a result, this redeemable noncontrolling interest is recorded in the mezzanine section of the Company’s Consolidated Balance Sheets and will be reported at redemption value, which represents fair market value, on a recurring basis. At June 30, 2010, the estimated fair value approximated the initial basis less net loss allocations.

NS&E also has a similar right to put its 20% noncontrolling interest in Brooklyn Holdings to the MP Entities at fair market value during the same time period as the MP Entities have their put right on Brooklyn Arena.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Restricted Cash and Escrowed Funds

Restricted cash primarily consists of cash held in escrow to comply with insurance requirements as part of the construction of the Arena. Escrowed funds of $204,604,750 at June 30, 2010 represent amounts funded in accordance with the Arena Lease.

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

1. Organization and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company maintains cash deposits with major financial institutions which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent costs incurred for insurance and are amortized on a straight-line basis over the related period of insurance coverage.

Land and Arena Under Construction

Brooklyn Events is constructing the Arena and is the owner of the Arena for accounting purposes during construction. Therefore, the Company will increase Land and Arena under construction as capitalizable costs are incurred and will record a Financing lease obligation for construction costs funded by the proceeds of the PILOT Bonds as described in Note 2. For costs funded with the Company’s escrowed funds, the Company will increase Land and Arena under construction and reduce Restricted cash and escrowed funds. Capitalized costs include land acquisition, pre-construction cost essential to develop the property, development cost, construction cost, interest cost and real estate taxes incurred during the period of development.

The Arena is part of a 22 acre re-development project known as the Atlantic Yards Project. Atlantic Yards, an affiliated entity, is developing the non-Arena portion of the Atlantic Yards Project. There are certain costs, including land costs and master planning costs (“site acquisition costs”) that are common to and benefit both the Arena and the non-Arena portion of the Atlantic Yards Project. These site acquisition costs were paid for by Atlantic Yards and allocated to the Arena based on the ratio of the zoning square footage of the Arena relative to the zoning square footage of the Atlantic Yards Project. The Company and Atlantic Yards agreed on the total amount of the Company’s share of site acquisition costs and as of June 30, 2010, no amounts are owed to Atlantic Yards. These site acquisition costs are classified within Land and Arena under construction.

Deferred Costs

Costs incurred in connection with obtaining the PILOT Bonds and the Loan from affiliate are deferred and amortized over the term of the related financing. While the Arena is under construction, amortization of deferred costs is capitalized as part of Land and Arena under construction. Costs incurred in connection with obtaining the revolving credit facility, term loan and senior notes were capitalized and amortized over the term of the related financing.

Amortization expense of $490,914 is included in Interest expense which is net of $215,878 capitalized to Land and Arena under construction for the year ended June 30, 2010.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three years for computers and five to seven years for furniture and equipment. Depreciation of leasehold improvements is recognized over the shorter of the remaining term of the related lease or the estimated useful life of the improvement ranging from three to nine years. At the time property and equipment is retired or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts and any related gain or loss is included in earnings. Maintenance and repairs are expensed as incurred.

Depreciation expense on property and equipment totaled $1,739,111 for the year ended June 30, 2010.

Long-Lived Assets

The Company reviews its long-lived assets to determine if its carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be supported by current assumptions. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded to the extent the carrying value exceeds fair value. Significant estimates are made in the determination of future undiscounted cash flows. No impairments were recorded during the periods presented.

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

1. Organization and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company estimates the fair value of its debt instruments by discounting future cash payments at interest rates that the Company believes approximates the current market. The estimated fair value is based upon market prices of public debt, available industry financing data, current treasury rates, recent financing transactions and other factors. The carrying amount of the Company’s accounts payable and accrued expenses approximate fair value based upon the short-term nature of the instruments. The fair value of the Company’s Financing lease obligation is further described in Note 2 and the fair value of the Company’s Loan from affiliate is further described in Note 5.

Income Taxes

The Company is a limited liability company. No provision or benefit for federal, state and local income taxes has been reflected in the financial statements of the Company since such income taxes, if any, are the responsibility of the individual members.

2. Arena Lease

On September 12, 2007, and as subsequently amended, Brooklyn Arena entered into a Funding Agreement with Empire State Development Corp (“ESDC”), an agency of New York State (the “State”), pursuant to which the New York City Economic Development Corporation (the “City”) contributed, through ESDC, $131,000,000, which approximates the value of land allocated to the Arena as disclosed earlier, to acquire the Arena land from the Company. In December 2009, Brooklyn Arena received the final $46,000,000 installment and in March 2010, the title to the arena land vested with ESDC.

A ground lease agreement was entered into between ESDC and an entity created by the State, Brooklyn Arena Local Development Corp (“LDC”). LDC then entered into the Arena Lease with Brooklyn Events, which became effective on May 12, 2010. Since Brooklyn Events has continuing involvement in the form of an option to purchase the Arena at the end of the initial lease term for fair market value, the receipt of the $131,000,000 is recorded as a Financing lease obligation. The carrying amount of Brooklyn Event’s Financing lease obligation approximates fair value at June 30, 2010.

In December 2009, LDC issued $511,000,000 in PILOT Revenue Bonds, Series 2009 (“PILOT Bonds”) for the purpose of paying for the costs of construction of the Arena, servicing interest during the construction period and establishing the required collateral reserves. On May 12, 2010, proceeds of the PILOT Bonds became available to be requisitioned to fund the construction of the Arena. For the year ended June 30, 2010, Brooklyn Events incurred approximately $11,400,000 of financing costs relating to the PILOT Bonds and has capitalized these costs as Deferred costs.

In accordance with the Arena Lease, Brooklyn Events deposited approximately $232,000,000 into escrow accounts (“Escrowed Funds”) held by the PILOT Trustee. Escrowed Funds will be used to fund construction costs, interest payments over the construction period and certain collateral reserve accounts. It is estimated that Escrowed Funds together with the PILOT Bonds will be sufficient to cover the cost of completing the Arena, including interest payments during construction. If the Escrowed Funds are insufficient, Brooklyn Events is required to fund the balance to complete the Arena. At June 30, 2010, Escrowed Funds, net of construction costs paid and accrued interest to be paid from such accounts, are presented as Restricted cash and escrowed funds.

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

2. Arena Lease (continued)

In accordance with the Arena Lease, Brooklyn Events is obligated to oversee the construction of the Arena. The Arena Lease has an initial term of thirty-seven years with seven consecutive renewal options: extensions one through six are for ten years each and the seventh extension is for a two-year period, for a total number of years available under the Arena Lease not to exceed ninety-nine years. The following are the components of the rental payments:

•	Base Rent—Initial term at an annual amount of $10.00; renewal terms at fair market rental value.

•

Additional Rent—Equivalent to the members’ funding in the Company that is ultimately used to pay for the construction of the Arena and fund the Escrowed Funds, plus any additional contributions required due to cost over-runs.

•

Pilot Payments—The estimated PILOT Payments provide 110% coverage over the estimated net debt service requirements of the PILOT Bonds. The PILOT Payments in excess of the net debt service requirements will be made available to Brooklyn Events for certain operating expenses of the Arena provided that the amount on-hand with the PILOT Trustee is not less than 10% of the then current year’s PILOT Payment.

The PILOT Payments may not exceed actual taxes, as defined in the Arena Lease and each PILOT Payment is secured by a mortgage agreement which encumbers the Arena. The following table presents scheduled PILOT Payments under the Arena Lease, which will be allocated between a reduction of the Financing lease obligation and interest expense in a manner which produces a constant interest rate over the term of the Arena Lease.

Years Ending June 30,
2011	$—
2012	—
2013	20,828,053
2014	30,666,702
2015	31,414,564
Thereafter	1,404,210,778

Total	$1,487,120,097

3. Arena Revenue Arrangements

Naming Rights Agreement

Brooklyn Basketball and Brooklyn Events (collectively, the “Brooklyn Parties”) have entered into a Naming Rights Agreement (the “NR Agreement”) with Barclays Services Corporation (“Barclays”), where, in exchange for certain fees and other considerations, the Arena will be named Barclays Center and Barclays will be entitled to certain additional sponsorship, branding, promotional, media, hospitality, and other rights and entitlements in association with the Brooklyn Parties and the Atlantic Yards Project. Certain fees are received over the construction period in consideration for various marketing and promotional benefits. During the construction period, revenue is recognized on a straight-line basis. For the year ended June 30, 2010, $603,746 has been recognized in Game day and other revenues.

The NR Agreement expires on June 30 following the twentieth anniversary of the opening date of the Arena, subject to certain extension rights as defined in the NR Agreement. In addition, the NR Agreement contains certain Arena opening deadlines. If Brooklyn Events fails to achieve these deadlines, Barclays is entitled to termination and other remedies.

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

3. Arena Revenue Arrangements (continued)

License Agreement

Brooklyn Events has a license agreement with Brooklyn Basketball. After substantial completion of the Arena, Brooklyn Events will receive certain license fees from Brooklyn Basketball for the Nets to play substantially all of its home games at the Arena. The term of the license agreement commenced effective May 12, 2010 and remains in effect for up to thirty-seven years.

Suite License Agreements

As of June 30, 2010, Brooklyn Events had entered into suite license agreements with various entities and, in addition, granted suite licenses as an entitlement to certain sponsors of the Arena. Each suite license entitles the licensee the use of a luxury suite in the Arena, with most luxury suites containing seats for viewing most events at the Arena. The term of the suite license agreements commence on the date when the Arena first is open to the general public and expire at various terms ranging from one to twenty years. As of June 30, 2010, Brooklyn Events has received $258,250 in advance deposits on suite license agreements, which is included in Accounts payable and accrued expenses.

Sponsorship and Product Availability Agreements

As of June 30, 2010, the Brooklyn Parties have entered into sponsorship and product availability agreements with various entities, primarily with respect to the Arena and the Nets (after its planned relocation to the Arena). These agreements entitle the sponsors to certain sponsorship, promotional, media, hospitality and other rights and entitlements in association with the Arena and the Nets, and expire at various terms ranging from three to ten years from the opening date of the Arena, as defined in each underlying agreement. These agreements may be terminated without penalty based on a failure to construct and open the Arena and other limited circumstances.

Concessions Agreement

Brooklyn Events has entered into a three year agreement commencing at the opening of the Arena with a food service company. Under this agreement, Brooklyn Events will receive revenues based on a specified percentage of all concession revenue or a guaranteed minimum based on attendance.

Aggregate Contractual Revenues

The aggregate contractually obligated annual fees, gross of activation costs, from the Naming Rights, License, Suite License, Sponsorships and Concessions agreements, from the initial year of the Arena opening and the four years thereafter are approximately as follows:

Initial year of Arena opening	$39,365,000
Year 2	39,797,000
Year 3	40,249,000
Year 4	35,537,000
Year 5	35,531,000

Total	$190,479,000

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

4. Equity Method Investment

Effective May 12, 2010, NS&E began to account for its interest in Brooklyn Holdings under the equity method of accounting. As of June 30, 2010, NS&E has a $-0- investment basis representing a 20% interest in Brooklyn Holdings. Summarized balance sheet information for Brooklyn Holdings is as follows:

Balance Sheet:

(100%) June 30, 2010
Cash and cash equivalents	$2,337,679
Accounts receivable, net	12,386,190
Property and equipment, net	759,599
Intangible assets, net	215,529,350
Investment in NBA-related entities	10,267,333
Other assets	3,582,866

Total assets	$244,863,017

Senior notes and credit facility	$207,157,400
Other liabilites	27,603,943
MP Entity’s equity	10,101,674
NS&E’s equity	—

Total liabilities and members' equity	$244,863,017

On the Deconsolidation Date, NS&E commenced accounting for its investment interest in Brooklyn Basketball in accordance with the equity method of accounting. From the Deconsolidation Date through May 11, 2010, NS&E recognized 100% of Brooklyn Basketball’s net loss from operations of $8,594,167. Commencing May 12, 2010, the operating losses related to Brooklyn Holdings have been allocated to its majority owner since losses are allocated based on an analysis of the respective member’s claim on the net book equity assuming a liquidation at book value.

Summarized operating information, which represents 100% of the operations of Brooklyn Basketball from the Deconsolidation Date through May 11, 2010 and 100% of the operations of Brooklyn Holdings commencing May 12, 2010 through June 30, 2010, is as follows:

Operations:

For the period March 1, 2010 to June 30, 2010
Revenues	$22,709,370
Operating expenses	(32,043,426)
Interest expense	(3,520,081)
Depreciation and amortization	(1,486,623)

Net loss	$(14,340,760)

NS&E's portion of net loss	$(8,594,167)

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

5. Related Party Transactions

Loan from Affiliate

On May 12, 2010, ArenaHoldCo entered into a loan agreement with an affiliate of the MP Entities in the amount of $75,842,086 (the “Loan”). The Loan bears interest at 11% per annum, compounded monthly and matures on June 12, 2013. Both interest and principal are due at maturity. As of June 30, 2010, accrued interest on the loan of $1,162,947 is recorded as part of the Loan from affiliate and has been capitalized to Land and Arena under construction.

A fee equal to $1,000,000 is due on the date the Loan is paid in full, or a pro-rated portion on the date of any partial repayment of the Loan, which is recorded in Accounts payable—affiliates. In the event the Loan is not paid upon maturity, the Loan converts into an equity position in Brooklyn Arena based on a stipulated formula. During the year ended June 30, 2010, financing costs incurred in connection with the Loan totaled $1,483,206. Financing costs have been capitalized to Deferred costs, of which $110,169 has been amortized and capitalized to Land and Arena under construction.

The carrying amount of the Loan from affiliate approximates fair value at June 30, 2010.

Advances from Affiliates

Concurrent with the amendment of the NS&E operating agreement, advances from affiliates totaling $105,715,005 inclusive of accrued interest were converted to Members’ equity. The loans accrued interest at the weighted average cost of capital, as defined, which approximated 9%. For the year ended June 30, 2010, interest incurred totaled approximately $5,800,000, all of which was capitalized in Land and Arena under construction.

Member Loans

NS&E obtained $58,800,000 in unsecured member loans on various dates from January 2007 to August 2009. Concurrent with the amendment of the NS&E operating agreement, these member loans, including accrued interest, totaling $65,916,968 were converted to Members’ equity.

Additional unsecured member loans totaling $38,000,000 were obtained from December 2009 through May 2010 and did not convert into Members’ equity. These loans mature at various dates from June 2012 to January 2013 and bear interest at various rates ranging from 11% to 15%. Member loans, including accrued interest, totaled $39,767,635 for the year ended June 30, 2010. Interest expense totaled approximately $4,700,000 for the year ended June 30, 2010.

Land Loans

Brooklyn Arena was a party to loan agreements for the land that was acquired in connection with the Arena and the Atlantic Yards Project. During the year ended June 30, 2010, Brooklyn Arena made a required $8,000,000 payment on the loan. Also during the year ended June 30, 2010 and in accordance with the loan agreements, the encumbrance of the Company’s land was removed and the loan from then on only encumbered the Atlantic Yards non-Arena parcels. For the year ended June 30, 2010, the Company’s share of interest, which was capitalized in Land and Arena under construction, was $292,354 and the aggregate weighted average interest rate was 6.02%.

Developer Agreement

On June 1, 2005, Brooklyn Arena entered into a Development Agreement with an affiliate (the “Developer”), pursuant to which the Developer will plan, develop and oversee construction of the Arena for a fee not to exceed the lesser of $7,000,000 per year or 5% of the total project cost at completion. Through June 30, 2010, $35,000,000 of development fees have been incurred and capitalized to Land and Arena under construction.

Nets Sports and Entertainment, LLC and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2010

5. Related Party Transactions(continued)

Marketing Center

In May 2008, Brooklyn Arena entered into a lease agreement with an affiliate (the “Landlord”) for an 11,000 square foot Marketing Center. The lease expires in October 2012. Brooklyn Arena is responsible for certain operating expenses as defined in the lease. Under the terms of the lease agreement, the Landlord was required to provide tenant improvements to finish the space at a cost of up to $2,585,000 with any overage to be reimbursed by Brooklyn Arena. As of June 30, 2010, the balance of the excess tenant improvement paid for by Brooklyn Arena, classified as Property and equipment was $2,372,505, net of accumulated depreciation of $2,165,069.

Rent expense for the Marketing Center was $1,298,000 for the year ended June 30, 2010, which is included in Marketing expense. Remaining future minimum lease payments are $1,298,000 for each of the years ending June 30, 2011 and 2012 and $432,667 for the period ending October 2012.

6. Commitments, Contingencies and Litigation

Litigation and Other Contingencies

The Company is involved in certain claims and litigation related to its operations and development activities. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In the event the Arena is not completed by May 2016, Brooklyn Arena will be obligated to pay liquidated damages in accordance with an agreement with the State.

Guarantees

In connection with the purchase of the franchise, NS&E, Brooklyn Basketball and the Nets, along with certain members, have provided an indemnity guarantee to the NBA for any losses arising from the transaction. Brooklyn Arena, together with Brooklyn Holdings, has insurance coverage of $100,000,000 in connection with this indemnity. The indemnification provisions are standard provisions that are required by the NBA. The Company evaluated the indemnity guarantee in accordance with guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness to others and determined that the fair value of the Company’s liability for its obligations under the guarantee was not material.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between June 30, 2010 and the date of the Report of Independent Auditors, which is the date the financial statements were available to be issued.